

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 25, 2024

Matthew C. Brown
Chief Financial Officer and Treasurer
Diversified Healthcare Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: Diversified Healthcare Trust**
> **Registration Statement on Form S-3**
> **Filed June 20, 2024**
> **File No. 333-280352**

Dear Matthew C. Brown:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Shu Wei